Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2017 Unaudited Financial Results

(Beijing - November 15, 2017) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights

•                  Net revenues were RMB12.5 billion (US$1.9 billion), an increase of 35.5% compared with the third quarter of 2016.

•                  Online game services net revenues were RMB8.1 billion (US$1.2 billion), an increase of 23.5% compared with the third quarter of 2016.

•                  Advertising services net revenues were RMB631.4 million (US$94.9 million), an increase of 12.1% compared with the third quarter of 2016.

•                  E-mail, e-commerce and others net revenues were RMB3.7 billion (US$561.3 million), an increase of 79.5% compared with the third quarter of 2016.

•                  Gross profit was RMB5.9 billion (US$893.9 million), an increase of 11.5% compared with the third quarter of 2016.

•                  Total operating expenses were RMB3.4 billion (US$510.7 million), an increase of 36.6% compared with the third quarter of 2016.

•                  Net income attributable to the Company’s shareholders was RMB2.5 billion (US$379.9 million). Non-GAAP net income attributable to the Company’s shareholders was RMB3.0 billion (US$454.6 million). [1]

•                  Diluted earnings per ADS were US$2.86; non-GAAP diluted earnings per ADS were US$3.43.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Third Quarter and Recent 2017 Operational Highlights

•                  Successfully launched Minecraft in China for PC JAVA, Android and iOS platforms, accumulating nearly 30 million new registered users as of the end of October 2017.

•                  Continued to expand international presence:

•                  Brought Onmyoji to Korea and launched closed beta testing in the U.S. and Canada.

•                  Crusaders of Light became one of the top-grossing games in more than 20 different countries since its launch.

•                  Increased the popularity of several legacy games, achieving record quarterly revenues for PC-client game Fantasy Westward Journey Online and mobile game Invincible.

•                  Progressed diversification strategy with the upcoming pipeline including MMORPG such as Chu Liu Xiang and Tribes and Empires: Storm of Prophecy, Japanese-themed RPG Forever 7 and card game HAN-GYAKU-SEI Million Arthur, as well as a battle arena game based on Onmyoji IP.

“We continue to amass one of China’s preeminent mobile game portfolios while simultaneously advancing our advertising services and e-commerce business lines, growing our total net revenues by 35.5% in the third quarter,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “As expected, Onmyoji’s slowdown in China persisted in the third quarter, however, we are regaining traction with the introduction of new content and promotional activities. In addition, the international reception to Onmyoji remains solid, and the early testing for the battle arena game based on Onmyoji IP is on track with our expectations. We also strengthened our portfolio in the third quarter by launching a number of expansion packs and new mobile titles. These new launches, including our Japanese-themed RPG Index and the blockbuster title Minecraft, have been positively received, with early monetization efforts underway.

“There remain ample growth opportunities in China as we further diversify our portfolio by exploring a variety of genres. We will also look to extend our popular titles overseas in markets eager for new content and where mobile growth remains robust. In addition, our advertising services and e-commerce divisions Kaola.com and Yanxuan continue to prosper. As we invest in the growth of each of these business lines, together, they strengthen not only the NetEase brand, but our commitment to our investors and community,” Mr. Ding concluded.

Third Quarter 2017 Financial Results

Net Revenues

Net revenues for the third quarter of 2017 were RMB12,477.8 million (US$1,875.4 million), compared to RMB13,376.0 million and RMB9,211.6 million for the preceding quarter and the third quarter of 2016, respectively.

Net revenues from online games were RMB8,111.7 million (US$1,219.2 million) for the third quarter of 2017, compared to RMB9,430.2 million and RMB6,568.0 million for the preceding quarter and the third quarter of 2016, respectively. Mobile games accounted for approximately 68.3% of net revenues from online games in the third quarter of 2017, compared to 72.4% and 57.2% for the preceding quarter and the third quarter of 2016, respectively.

Net revenues from advertising services were RMB631.4 million (US$94.9 million) for the third quarter of 2017, compared to RMB595.6 million and RMB563.3 million for the preceding quarter and the third quarter of 2016, respectively. The top performing advertising verticals in the third quarter of 2017 were automobile, real estate and internet services sectors.

Net revenues from e-mail, e-commerce and others were RMB3,734.7 million (US$561.3 million) for the third quarter of 2017, compared to RMB3,350.3 million and RMB2,080.4 million for the preceding quarter and the third quarter of 2016, respectively.

Gross Profit

Gross profit for the third quarter of 2017 was RMB5,947.6 million (US$893.9 million), compared to RMB6,736.9 million and RMB5,333.6 million for the preceding quarter and the third quarter of 2016, respectively.

The year-over-year increase in online games gross profit was primarily driven by revenue contribution from mobile games such as Onmyoji, the mobile version of New Ghost, Land of Glory, Invincible and Demon Seals mobile, as well as the legacy PC-client game Fantasy Westward Journey Online. The quarter-over-quarter decrease in online games gross profit was primarily due to decreased revenue contribution from mobile games.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily due to NetEase’s enhanced monetization efforts.

The year-over-year decrease in e-mail, e-commerce and others gross profit was primarily due to the increased revenue contribution from Kaola.com and Yanxuan, which have relatively lower margins, as a percentage of NetEase’s e-mail, e-commerce and others net revenues.

Gross Profit Margin

Gross profit margin for the online games business for the third quarter of 2017 was 62.5%, compared to 63.1% and 65.0% for the preceding quarter and the third quarter of 2016, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games net revenues.

Gross profit margin for the advertising services business for the third quarter of 2017 was 68.0%, compared to 67.6% and 65.3% for the preceding quarter and the third quarter of 2016, respectively. The year-over-year increase in gross profit margin was mainly due to NetEase’s enhanced monetization efforts.

Gross profit margin for the e-mail, e-commerce and others businesses for the third quarter of 2017 was 11.9%, compared to 11.3% and 33.5% for the preceding quarter and the third quarter of 2016, respectively. The year- over-year decrease in gross profit margin for the e-mail, e-commerce and others businesses was primarily due to the increased revenue contribution from Kaola.com and Yanxuan, which have relatively lower gross margins, as a percentage of NetEase’s e-mail, e-commerce and others net revenues.

Operating Expenses

Total operating expenses for the third quarter of 2017 were RMB3,397.9 million (US$510.7 million), compared to RMB3,331.5 million and RMB2,487.0 million for the preceding quarter and the third quarter of 2016, respectively. The year-over-year increase in operating expenses was mainly due to higher staff-related costs resulting from an increase in headcount and average compensation, increased selling and marketing expenses and operating expenses related to NetEase’s e-commerce businesses. The quarter-over-quarter increase in operating expenses was mainly due to higher staff-related costs and R&D expenditures which was partially offset by decreased selling and marketing expenses.

Income Taxes

The Company recorded a net income tax charge of RMB225.5 million (US$33.9 million) for the third quarter of 2017, compared to RMB703.5 million and RMB427.2 million for the preceding quarter and the third quarter of 2016, respectively. The effective tax rate for the third quarter of 2017 was 8.1%, compared to 19.0% and 13.3% for the preceding quarter and the third quarter of 2016, respectively. The year-over-year and quarter-over-quarter changes in the effective tax rate were mainly due to the fact that certain subsidiaries of the Company were recognized as Key Software Enterprises in the third quarter of 2017 and 2016, and subject to a preferential tax rate of 10% for 2016 and 2015, respectively. The Company recognized related tax credits in the third quarter of 2017 and 2016 accordingly. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the third quarter of 2017 totaled RMB2.5 billion (US$379.9 million), compared to RMB3.0 billion and RMB2.7 billion for the preceding quarter and the third quarter of 2016, respectively. Non-GAAP net income attributable to the Company’s shareholders for the third quarter of 2017 totaled RMB3.0 billion (US$454.6 million), compared to RMB3.5 billion and RMB3.0 billion for the preceding quarter and the third quarter of 2016, respectively.

During the third quarter of 2017, the Company had a net foreign exchange loss of RMB109.9 million (US$16.5 million), compared to a net foreign exchange loss of RMB131.3 million and a net foreign exchange gain of RMB14.8 million for the preceding quarter and the third quarter of 2016, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$2.88 and US$2.86, respectively, for the third quarter of 2017. The Company reported basic and diluted earnings per ADS of US$3.39 and US$3.37, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$3.14 and US$3.12, respectively, for the third quarter of 2016. Non-GAAP basic and diluted earnings per ADS were US$3.45 and US$3.43, respectively, for the third quarter of 2017, compared to non-GAAP basic and diluted earnings per ADS of US$3.96 and US$3.94, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$3.46 and US$3.43, respectively, for the third quarter of 2016.

Quarterly Dividend

The board of directors has approved a dividend of US$0.72 per ADS for the third quarter of 2017, which is expected to be paid on December 8, 2017 to shareholders of record as of the close of business on December 1, 2017.

NetEase paid a dividend of US$1.08 per ADS for the first quarter of 2017 on June 2, 2017 and paid a dividend of US$0.83 per ADS for the second quarter of 2017 on September 1, 2017.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2017, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB40.7 billion (US$6.1 billion), compared to RMB36.9 billion as of December 31, 2016. Cash flow generated from operating activities was RMB1.7 billion (US$248.8 million) for the third quarter of 2017, compared to RMB2.3 billion and RMB3.7 billion for the preceding quarter and the third quarter of 2016, respectively.

Share Repurchase Program

On November 15, 2016, the Company announced that its board of directors approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of November 14, 2017, the last day of such program, the Company had repurchased approximately 1.1 million ADSs for approximately US$306.1 million under this program.

The Company also today announced that its board of directors has approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. NetEase plans to fund repurchases made under this program from available working capital.

Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.

The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6533 on September 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 29, 2017, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 15, 2017 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 16, 2017). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-800-239-9838 (international: 1-323-794-2551), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 4285607#. The replay will be available through November 29, 2017.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft, World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2016	2017	2017
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	5,439,499	2,575,522	387,104
Time deposits	19,361,098	30,140,825	4,530,207
Restricted cash	3,473,273	6,286,905	944,930
Accounts receivable, net	4,251,297	3,259,524	489,911
Prepayments and other current assets	5,276,082	8,601,166	1,292,767
Short-term investments	11,582,116	7,963,448	1,196,917
Total current assets	49,383,365	58,827,390	8,841,836

Non-current assets:
Property, equipment and software, net	2,419,510	3,356,472	504,482
Land use right, net	588,887	596,458	89,648
Deferred tax assets *	560,323	628,518	94,467
Time deposits	550,000	50,000	7,515
Restricted cash	2,060,000	200	30
Other long-term assets	2,469,775	3,040,485	456,990
Total non-current assets	8,648,495	7,672,133	1,153,132
Total assets	58,031,860	66,499,523	9,994,968

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,396,187	2,068,879	310,955
Salary and welfare payables	1,491,448	1,386,495	208,392
Taxes payable	1,722,501	970,515	145,870
Short-term loans	3,815,691	5,732,593	861,616
Deferred revenue	7,531,238	6,165,997	926,758
Accrued liabilities and other payables	3,219,419	3,771,389	566,845
Total current liabilities	19,176,484	20,095,868	3,020,436

Long-term payable:
Deferred tax liabilities *	392,235	109,002	16,383
Other long-term payable	200	10,642	1,600
Total liabilities	19,568,919	20,215,512	3,038,419

Redeemable noncontrolling interests	—	567,266	85,261

Total NetEase, Inc.’s equity	38,191,081	45,015,752	6,765,928
Noncontrolling interests	271,860	700,993	105,360
Total shareholders’ equity	38,462,941	45,716,745	6,871,288

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	58,031,860	66,499,523	9,994,968

The accompanying notes are an integral part of this press release.

*In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”) as non-current in the balance sheets.  Pursuant to the guidance, the Company retrospectively reclassified current DTA and current DTL to non-current assets and to non-current liabilities, respectively, in the consolidated balance sheet as of December 31, 2016.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)

Net revenues	9,211,645	13,376,048	12,477,789	1,875,429

Cost of revenues	(3,878,071)	(6,639,158)	(6,530,214)	(981,500)

Gross profit	5,333,574	6,736,890	5,947,575	893,929

Selling and marketing expenses	(1,275,073)	(1,685,699)	(1,645,829)	(247,370)
General and administrative expenses	(391,655)	(594,344)	(599,116)	(90,048)
Research and development expenses	(820,246)	(1,051,477)	(1,152,941)	(173,289)
Total operating expenses	(2,486,974)	(3,331,520)	(3,397,886)	(510,707)

Operating profit	2,846,600	3,405,370	2,549,689	383,222
Other income:
Investment income, net	99,679	105,053	117,746	17,697
Interest income, net	162,145	162,078	164,684	24,752
Exchange gains/ (losses), net	14,807	(131,305)	(109,891)	(16,517)
Other, net	99,387	156,703	44,876	6,745

Net income before tax	3,222,618	3,697,899	2,767,104	415,899
Income tax	(427,177)	(703,465)	(225,494)	(33,892)

Net income after tax	2,795,441	2,994,434	2,541,610	382,007
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(55,423)	(22,323)	(14,161)	(2,128)
Net income attributable to the Company’s shareholders	2,740,018	2,972,111	2,527,449	379,879

Basic earnings per share	0.84	0.90	0.77	0.12
Basic earnings per ADS	20.90	22.55	19.18	2.88
Diluted earnings per share	0.83	0.90	0.76	0.11
Diluted earnings per ADS	20.73	22.41	19.05	2.86

Weighted average number of ordinary shares outstanding, basic	3,277,540	3,294,950	3,294,167	3,294,167
Weighted average number of ADS outstanding, basic	131,102	131,798	131,767	131,767
Weighted average number of ordinary shares outstanding, diluted	3,304,995	3,315,410	3,317,373	3,317,373
Weighted average number of ADS outstanding, diluted	132,200	132,616	132,695	132,695

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2016	2017	2017	2017	2017
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,795,441	4,011,180	2,994,434	2,541,610	382,007
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,905	146,144	170,571	210,791	31,682
Impairment loss for investments	—	22,200	4,000	18,337	2,756
Share-based compensation cost	277,265	413,420	500,082	497,460	74,769
Allowance for provision for doubtful debts	10,329	3,188	10,940	17,784	2,673
(Gains)/ losses on disposal of property, equipment and software	(404)	(316)	444	(174)	(26)
Unrealized exchange (gains)/ losses	(22,477)	42,125	121,586	118,646	17,833
Gain on disposal of long-term investments	—	—	(9,595)	—	—
Deferred income taxes	49,766	(279,046)	105,717	(180,849)	(27,182)
Net equity share of loss/ (gains) from associated companies	2,917	27,074	8,187	(2,180)	(328)
Fair value changes of short-term investments	(85,413)	(89,505)	(105,746)	(112,996)	(16,983)
Changes in operating assets and liabilities:
Accounts receivable	(181,029)	564,743	266,928	125,160	18,812
Prepayments and other current assets	71,458	(1,302,870)	(913,656)	(1,141,181)	(171,521)
Accounts payable	13,156	170,289	334,678	191,847	28,835
Salary and welfare payables	(139,693)	(160,858)	233,427	(177,525)	(26,682)
Taxes payable	120,128	779,410	(952,134)	(577,588)	(86,812)
Deferred revenue	592,143	(573,805)	(844,471)	53,034	7,971
Accrued liabilities and other payables	136,456	257,788	395,975	73,080	10,984
Net cash provided by operating activities	3,729,948	4,031,161	2,321,367	1,655,256	248,788

Cash flows from investing activities:
Purchase of property, equipment and software	(165,535)	(325,438)	(433,021)	(512,359)	(77,008)
Proceeds from sale of property, equipment and software	552	852	1,921	465	70
Purchase of other intangible assets	(2,429)	—	(25)	—	—
Purchase of land use right	—	—	—	(6,488)	(975)
Net change in short-term investments with terms of three months or less	(365,269)	1,839,344	(1,558,339)	1,943,208	292,067
Purchase of short-term investments	(3,440,000)	(4,465,000)	(4,926,000)	(1,865,000)	(280,312)
Proceeds from maturities of short-term investments	1,657,273	3,229,235	4,877,695	4,851,772	729,228
Investment in associated companies	(363,586)	—	—	(81,293)	(12,218)
Proceeds from disposal of investment in associated company and long-term investments	—	—	9,983	340,435	51,168
Transfer to restricted cash	(845,328)	(13,822)	(717,855)	(22,341)	(3,358)
Placement/rollover of matured time deposits	(6,750,017)	(8,856,849)	(3,859,217)	(13,084,711)	(1,966,650)
Proceeds from maturities of time deposits	5,966,100	3,109,265	3,875,136	8,035,982	1,207,819
Net change in other assets	(222,456)	(134,573)	(301,311)	(566,205)	(85,104)
Net cash used in investing activities	(4,530,695)	(5,616,986)	(3,031,033)	(966,535)	(145,273)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2016	2017	2017	2017	2017
	RMB	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	3,005,008	12,137,004	14,433,788	16,590,069	2,493,510
Payment of short-term bank loans	(2,320,920)	(11,447,074)	(13,450,327)	(16,133,060)	(2,424,821)
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders	—	500,000	311,500	60,000	9,018
Repurchase of shares	—	(163,279)	(527,821)	(933,861)	(140,361)
Dividends paid to shareholders	(683,826)	(917,088)	(980,513)	(735,611)	(110,563)
Net cash provided by /(used in) financing activities	262	109,563	(213,373)	(1,152,463)	(173,217)

Effect of exchange rate changes on cash held in foreign currencies	25,128	(3,986)	(23,712)	26,764	4,023
Net decrease in cash and cash equivalents	(775,357)	(1,480,248)	(946,751)	(436,978)	(65,679)
Cash and cash equivalents, beginning of the period	5,257,160	5,439,499	3,959,251	3,012,500	452,783
Cash and cash equivalents, end of the period	4,481,803	3,959,251	3,012,500	2,575,522	387,104

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	417,623	1,003,426	735,718	1,212,178	182,192
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	179,662	282,753	259,657	259,593	39,017

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	6,568,016	9,430,175	8,111,652	1,219,192
Advertising services	563,271	595,593	631,446	94,907
E-mail, e-commerce and others	2,080,358	3,350,280	3,734,691	561,330
Total net revenues	9,211,645	13,376,048	12,477,789	1,875,429

Cost of revenues:
Online game services	(2,299,455)	(3,475,188)	(3,039,004)	(456,766)
Advertising services	(195,376)	(192,955)	(202,208)	(30,392)
E-mail, e-commerce and others	(1,383,240)	(2,971,015)	(3,289,002)	(494,342)
Total cost of revenues	(3,878,071)	(6,639,158)	(6,530,214)	(981,500)

Gross profit:
Online game services	4,268,561	5,954,987	5,072,648	762,426
Advertising services	367,895	402,638	429,238	64,515
E-mail, e-commerce and others	697,118	379,265	445,689	66,988
Total gross profit	5,333,574	6,736,890	5,947,575	893,929

Gross profit margin:
Online game services	65.0%	63.1%	62.5%	62.5%
Advertising services	65.3%	67.6%	68.0%	68.0%
E-mail, e-commerce and others	33.5%	11.3%	11.9%	11.9%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6533 on the last trading day of September 2017 (September 29, 2017) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	127,344	198,732	202,887	30,494
Operating expenses
- Selling and marketing expenses	13,743	22,899	22,949	3,449
- General and administrative expenses	67,613	147,515	147,037	22,100
- Research and development expenses	68,565	130,936	124,587	18,726

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,740,018	2,972,111	2,527,449	379,879
Add: Share-based compensation	277,265	500,082	497,460	74,769
Non-GAAP net income attributable to the Company’s shareholders	3,017,283	3,472,193	3,024,909	454,648

Non-GAAP basic earnings per share	0.92	1.05	0.92	0.14
Non-GAAP basic earnings per ADS	23.01	26.34	22.96	3.45
Non-GAAP diluted earnings per share	0.91	1.05	0.91	0.14
Non-GAAP diluted earnings per ADS	22.82	26.18	22.80	3.43

The accompanying notes are an integral part of this press release.